UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN
DE BANCA MÚLTIPLE, GRUPO FINANCIERO
SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.

Press Release titled “Banco Santander México announces that it has completed its acquisition of merchant payment solutions company, Elavon Mexico, jointly with its parent company’s global acquiring platform.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: March 13, 2020

Item 1

BANCO SANTANDER MÉXICO ANNOUNCES THAT IT HAS COMPLETED ITS ACQUISITION OF MERCHANT PAYMENT SOLUTIONS COMPANY, ELAVON MEXICO, JOINTLY WITH ITS PARENT COMPANY’S GLOBAL ACQUIRING PLATFORM

Mexico City, Mexico on March 13, 2020 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”), one of Mexico’s leading banking institutions, announced today that it has completed the acquisition of 49% of the shares representing the capital stock of its Mexican partner in the merchant payment solutions business, Elavon Mexico Holding Company, S.A. de C.V. (“Elavon Mexico”), while Santander Merchant Platform Solutions, S.L. (“SMPS”), a subsidiary of its parent company, Banco Santander, S.A. (“Banco Santander”), completed the acquisition of the remaining 51%, in line with the announcement made on February 21st of this year.

After obtaining regulatory, corporate and contractual authorizations, the acquisition of 100% of Elavon México was completed for a total of Ps.1,600 million (approximately $85 million dollars). In accordance with the conditions of the transaction and in line with what was previously announced, the expected capital consumption amounts to 0.9 basis points of Grupo Santander capital, and 1.6 basis points of Banco Santander Mexico capital.

This acquisition is expected to accelerate the implementation of Grupo Santander's strategy of continuing to grow its merchant acquiring business, strengthening the value proposition for clients and benefiting from economies of scale as different markets connect to the Group's new global acquiring platform.

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of December 31, 2019, Banco Santander México had total assets of Ps.1,412 billion under Mexican Banking GAAP and more than 18.1 million customers. Headquartered in Mexico City, the Company operates 1,402 branches and offices nationwide and has a total of 19,975 employees.

Investor Relations Contact Information

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations

investor@santander.com.mx